UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  333-124138
CUSIP Number:

NOTIFICATION OF LATE FILING

(Check one):	 Form 10-K	 Form 20-F	 Form 11-K	|X| Form 10-Q	 Form 10-D
	 Form N-SAR	 Form N-CSR

For Period Ended: September 27, 2008
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Simmons Company
Full Name of Registrant

N/A
Former Name if Applicable

One Concourse Parkway, Suite 800
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30328
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

For the quarter ended September 27, 2008, Simmons Bedding Company (“Simmons Bedding”), a subsidiary of Simmons Company (the “Company”), was not in compliance with a financial covenant and certain other covenants contained in its senior credit facility.  In response thereto, Simmons Bedding and its lenders have been working diligently toward completing an amendment to such facility.  The amendment currently under negotiation will provide a waiver of the September 27, 2008 events of default, maximum leverage and cash interest covenant relief through the first quarter of 2010, an additional monthly liquidity covenant based on the average business day cash balances, a restriction of payments from Simmons Bedding to the Company or Simmons Holdco Inc. (“Simmons Holdco"), an extension of the revolving loan facility to early 2010, an increase in the applicable LIBOR margin, and a fee to the senior lenders.  However, Simmons Bedding was unable to complete the amendment prior to the prescribed filing date for the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 without unreasonable effort and expense.  Simmons Bedding is therefore seeking the approval from its senior lenders to a forbearance agreement related to the senior credit facility in order to have more time to finalize the terms of the amendment.

Since the Company’s financial statements and debt presentation are materially impacted by the non-compliance and may be materially impacted by the terms contained in the amendment under negotiation, the Company has elected to not file its Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 within the prescribed period of time.  Additional time is required to complete the amendment and the related debt classification and disclosures in the Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 to give effect to the proposed amendment.

Additionally, pursuant to the reporting covenants contained in the indentures governing Simmons Bedding’s 7.875% Senior Subordinated Notes (the “Subordinated Notes”) and the Company’s 10% Senior Discount Notes (the “Discount Notes”), the Company has agreed to furnish its holders of the Subordinated Notes and Discount Notes all quarterly and annual financial reports that are or would be required to be filed with the Securities and Exchange Commission (the “SEC”).  If the Company fails to file its Quarterly Report on Form 10-Q within the time period as specified by the rules of the SEC, including the permitted extension pursuant to this Form 12b-25, and if the Company is not in compliance with such covenants and does not cure such non-compliance within 60 days after receiving notice of non-compliance from the lenders, there would be an event of default under the indentures governing the Subordinated Notes and Discount Notes.  In addition, pursuant to the reporting covenant contained in the credit agreement governing the $300.0 million senior unsecured loan (the “Toggle Loan”) of Simmons Holdco, a holding company that wholly owns the Company, Simmons Holdco has agreed to furnish to its lenders, within five days of the time period specified in the SEC’s rules and regulations, including any permitted extension pursuant to this Form 12b-25, such quarterly and annual financial reports that Simmons Holdco would be required to file with the SEC if Simmons Holdco were required to file such reports.  Simmons Holdco is permitted to satisfy its reporting requirements by providing a written description of the material differences of the financial statements of Simmons Holdco and the Company provided the Company has filed its quarterly financial report.  If Simmons Holdco fails to furnish to its lenders such quarterly financial report or other information within five days of the time period as specified by the rules of the SEC, including the permitted extension pursuant to this Form 12b-25, and if Simmons Holdco is not in compliance with such covenant and does not cure such non-compliance filing within 60 days after receiving notice of non-compliance from the lenders, there would be an event of default under the credit agreement governing the Toggle Loan.

There can be no assurance that a forbearance agreement or an amendment will be reached on acceptable terms, on a timely basis or at all.  The amendment may contain additional terms which significantly increase our interest expense and limit our ability to fund our operations or pay outstanding indebtedness.  If an amendment is not reached, the senior lenders could require Simmons Bedding to immediately repay all amounts outstanding under the senior credit facility.  In addition, if there is an acceleration of payments under the senior credit facility, then the Simmons Bedding would be in default under its Subordinated Notes, the Company would be in default under its Discount Notes, and Simmons Holdco would be in default under its Toggle Loan.  This would have a material adverse effect on the business, financial conditions, liquidity and operations of the Company and raise substantial doubt about our ability to continue as a going concern.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995. When used herein and in other reports filed with the SEC, words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts” and variations of such words or similar expressions that predict or indicate future events, results or trends, or that do not relate to historical matters, identify forward-looking statements. The forward-looking statements herein speak only as of the date of this report. These forward-looking statements are expressed in good faith and the Company believes there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from our expectations.  These factors include, but are not limited to:

•	the Company’s ability to complete and timely file our Quarterly Report on Form 10-Q for the quarter ended September 27, 2008;

•
Simmons Bedding’s ability to complete and enter into an amendment to its senior credit facility or obtain a waiver or modification of its covenants under the senior credit facility on acceptable terms, on a timely basis or at all;

•	increased cost of credit and associated fees resulting from the amendment to Simmons Bedding’s senior credit facility or any waiver or modification to its senior credit facility by the lenders;

•
lender calls requiring Simmons Bedding to immediately repay all amounts outstanding under Simmons Bedding’s senior credit facility resulting from the noncompliance with the covenants which could in turn result in a default under Simmons Bedding’s Subordinated Notes, the Company’s Discount Notes and Simmons Holdco’s Toggle Loan;

•	the ability to meet the reporting covenants under the Subordinated Notes, Discount Notes and Simmons Holdco’s Toggle Loan;

•	competitive pressures in the bedding industry;

•	general economic and industry conditions;

•	the success of Simmons Bedding’s new products and the future costs to roll out such products;

•	legal and regulatory requirements;

•	interest rate and credit market risks;

•	compliance with covenants in Simmons Holdco’s, the Company’s and Simmons Bedding’s debt agreements;

•	Simmons Bedding’s relationships with and viability of its critical suppliers, significant customers and licensees;

•	fluctuations in Simmons Bedding’s costs of raw materials and energy prices;

•	Simmons Bedding’s ability to increase prices on its products and the effect of these price increases on its unit sales;

•	an increase in Simmons Bedding’s return rates and warranty claims;

•	Simmons Bedding’s labor relations and the loss of key personnel;

•	encroachments on Simmons Bedding’s intellectual property;

•	Simmons Bedding’s product liability claims;

•	Simmons Holdco’s, the Company’s and Simmons Bedding’s level of indebtedness;

•	foreign currency exchange rate risks;

•	Simmons Holdco’s, the Company’s and Simmons Bedding’s future acquisitions;

•	Simmons Bedding’s ability to achieve the expected benefits from any facility closures or personnel realignments;

•	higher bad debt expense as a result of increased customer bankruptcies due to instability in the economy and slowing consumer spending; and

•	other risks and factors identified from time to time in our reports filed with the Securities and Exchange Commission.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this filing.  Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements, which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

SEC 1344 (05-06)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William S. Creekmuir	770	512-7700
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			|X| Yes |_| No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net sales of approximately $278.6 million for the third quarter of 2008, a decrease of approximately 11% compared to the same period of 2007, and a net loss of $7.1 million for the third quarter of 2008 compared to a net income of $12.3 million for the same period of 2007.  The net loss was attributable to several factors including declining sales volume due to slowing consumer spending, lower gross margins due to inflation in material costs, increased bad debt expense as a result of customer bankruptcies, and deleveraging of fixed costs on lower unit volumes, as well as $5.7 million of pre-tax restructuring charges and $1.7 million of pension curtailment and contractual termination benefit charges resulting from the closure of two manufacturing facilities and other organizational changes.

SIMMONS COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2008	By	/s/ William S. Creekmuir
Name: William S. Creekmuir
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).